UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

(Translation of registrant’s name into English)

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Updates Related to November 2026 Special Shareholder Meeting

As previously reported in the Report of Foreign Private Issuer on Form 6-K furnished by NANO-X IMAGING LTD (the “Company”) to the Securities and Exchange Commission (the “SEC”) on October 28, 2026 (the “Original Form 6-K”), the Company will hold a Special General Meeting of Shareholders (the “Meeting”), which was originally scheduled to take place on Wednesday, November 18, 2026 at 2:00 p.m. local/Israel time (7:00 a.m. Eastern time) at the offices of the Company at Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602. The notice and proxy statement for the Meeting were furnished as Exhibit 99.1 to the Original Form 6-K (together, the “Original Proxy Statement”), and the original form of proxy card for the Meeting served as Exhibit 99.2 to the Original Form 6-K (the “Original Proxy Card”).

Modification to Existing Proposal 1 and Inclusion of Additional Proposal (Proposal 3) for Meeting.

As a result of discussions held by the Company with a significant shareholder of the Company, which have led to the Company’s entry into the Board Nomination Agreement with that shareholder (as described below), the Company has determined to revise Proposal 1 to be presented at the Meeting (the “Authorized Share Capital Increase Proposal”). That proposal, which had originally called for an increase of 300,000,000 ordinary shares, par value NIS 0.01 per share (“ordinary shares”), to the Company’s authorized share capital (resulting in a total authorized share capital of NIS 4,500,000, comprised of 450,000,000 ordinary shares of par value NIS 0.01 each), will instead provide for an increase by 200,000,000 ordinary shares, such that the Company’s authorized share capital, following the increase, would consist of NIS 3,500,000, comprised of 350,000,000 ordinary shares, par value NIS 0.01 each. That change to the authorized share capital of the Company to be presented under the Authorized Share Capital Increase Proposal will be reflected in an amendment to Article 6 of the Company’s articles of association, as amended (the “Articles”), which sets forth the Company’s authorized share capital.

In addition to agreeing to the foregoing modification to the authorized share capital under Article 6 of the Articles, the Company also agreed in the Board Nomination Agreement to add to the agenda for the Meeting a proposed amendment to Article 49 of the Articles, which describes the process for appointment or removal of the Chairman of the Board. A new proposal for the Meeting, Proposal 3, reflects that commitment by the Company. Proposal 3 (the “Chairman Article Amendment Proposal”) would amend Article 49 of the Articles by generally requiring the affirmative vote of at least two-thirds of the Company’s directors then in office who are legally entitled to vote to remove or replace a serving Chairman of the Board. Under Proposal 3, the vote required for appointment of the Chairman of the Board would remain a simple majority of the Company’s board of directors (the “Board” or “Board of Directors”), as it is currently.

Postponement of Meeting by One Week.

In light of the negotiations related to the Company’s entry into the Board Nomination Agreement, a significant period of time has passed since the Company provided notice of the Meeting and filed, with the SEC, the Original Form 6-K with the Original Proxy Statement. That has left a relatively short remaining window of time until the November 18, 2026 original date for the Meeting. Consequently, the Board has determined to postpone the Meeting date by one week, from November 18, 2026 to November 25, 2026. Despite the later date, the Meeting will take place at the same time of day (2:00 p.m. local/Israel time/ 7:00 a.m. Eastern time) and same location (the offices of the Company at Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602) as was originally scheduled.

Updated Proxy Materials for Meeting

The Company has not yet distributed any proxy materials to its shareholders in connection with the Meeting. As a result of the change to the Authorized Share Capital Increase Proposal, the addition of the Chairman Article Amendment Proposal, and the postponement of the Meeting by one week, the Company will be distributing to its shareholders of record as of the record date for the Meeting (November 2, 2026) the Original Proxy Statement, together with a supplement, dated November 12, 2026 (the “Supplement”), to the Original Proxy Statement, which describes the foregoing changes to the Meeting date and agenda (and provides related supplemental information). The Company will also include with the Supplement an updated form of proxy card for the Meeting (the “Revised Proxy Card”), reflecting those changes. The Original Proxy Card will not be used in connection with the Meeting and is superseded in its entirety by the Revised Proxy Card. The Supplement and the Revised Proxy Card are furnished as Exhibits 99.1 and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Other than the change to the Authorized Share Capital Increase Proposal, the addition of the Chairman Article Amendment Proposal, and the postponement of the Meeting by one week (which extends the deadlines for submitting proxy cards and voting instructions), there are no other changes to any other information concerning the Meeting. Consequently, the time and location of the Meeting, the record date for the Meeting, the methods for submitting proxies or voting instructions for the Meeting, and Proposal 2 on the agenda of the Meeting, will not be affected.

Entry into Board Nomination Agreement

On November 11, 2026, the Company entered into a board nomination agreement (the “Board Nomination Agreement”) with Moshe Moalem, a shareholder of the Company (the “Subject Shareholder”). Tanir Corporation, a wholly owned and controlled company of the Subject Shareholder, executed a joinder to the Board Nomination Agreement for certain limited purposes.

Appointment of Board Designees. Under the Board Nomination Agreement, the Company agreed that its board of directors (the “Board”) would appoint two designees of Mr. Moalem (to whom we refer as the “Subject Shareholder”), Jonathan Samet and Ariel Katz (the “Board Designees”), as directors of the Company, with effect no later than November 11, 2026. Mr. Samet will serve as a Class I director, for a term expiring at the Company’s next annual general meeting of shareholders (the “2027 Annual Meeting”), and Mr. Katz will serve as a Class II director, for a term expiring at the Company’s annual general meeting of shareholders to be held in 2028. Subject to applicable law, the Nasdaq listing rules and the Board Designee’s eligibility, the Board will appoint one Board Designee to serve as a member of the Audit Committee and the Compensation Committee. The Board Designees will be entitled to the Company’s standard compensation, expense reimbursement, indemnification, exculpation and insurance arrangements for non-executive directors, on terms no less favorable than those provided to the Company’s other comparable non-executive directors, subject to any required corporate or shareholder approvals. Until the conclusion of the 2027 Annual Meeting, the Board will consist of no more than eight directors.

Replacement Designees. If a Board Designee ceases to serve before the end of his term, the Subject Shareholder may, within 30 days after notice from the Company, nominate a replacement who satisfies specified eligibility and independence conditions, including that the nominee is legally qualified to serve, is not an affiliate, employee, officer, director or adviser of the Subject Shareholder or his affiliates, has no compensation arrangement with them relating to his candidacy or service, and would not cause the Company to fail to satisfy applicable board composition requirements or cause independent directors to cease to constitute a majority of the Board. The Board will appoint the replacement to the same class, for the unexpired portion of that term, within five business days after receipt of the required documentation, unless the Board (acting by a majority of the directors other than the Board Designees) determines in good faith that the nominee does not satisfy those conditions, in which case the Subject Shareholder may nominate another person within 15 days. If no qualifying replacement is nominated within those periods, the Board may fill the vacancy in its discretion, subject to the limit on Board size. The Company’s obligation to appoint a replacement (and to limit the size of the Board) will cease, prospectively, upon the first to occur of (i) the Subject Shareholder and his affiliates either ceasing to beneficially own, with full voting rights, at least 5% of the outstanding ordinary shares (disregarding any dilution resulting solely from primary issuances by the Company) or disposing of 50% or more of the ordinary shares they held on the date of the Board Nomination Agreement, (ii) a material breach of the Board Nomination Agreement by the Subject Shareholder or his affiliates that is not cured within five business days after notice (certain breaches are deemed incapable of cure), or (iii) the consummation of a change of control of the Company, upon which the Board Nomination Agreement will terminate automatically.

Standstill. From the effectiveness of the Board Designees’ appointments and the change of Chairman described below until the later of the conclusion of the 2027 Annual Meeting and the first anniversary of the date of the Board Nomination Agreement (the “Standstill Period”), the Subject Shareholder has agreed that he will not, and will cause his affiliates (including Tanir Corporation, a company wholly owned and controlled by him) not to, without the prior written approval of the Company (given by a majority of the directors then in office who are entitled to vote on the matter, excluding the Board Designees), among other things: (i) acquire any interest in the Company’s securities that would cause their aggregate beneficial, economic and voting interests to exceed 24.99% of the outstanding ordinary shares; (ii) make or participate in any tender or exchange offer for the Company’s securities (other than tendering shares into a third-party offer); (iii) propose any merger, sale of assets or other change of control transaction; (iv) solicit proxies or voting instructions, seek to influence the voting of any person, or publish a position statement under Section 88 of the Israeli Companies Law (the “Companies Law”); (v) seek Board representation, nominate director candidates, submit shareholder proposals or agenda requests, seek to call or requisition a general meeting or seek the removal of any director (other than nominating a replacement designee as described above); (vi) engage in any public campaign regarding the Company, its Board, management or strategy, including by retaining a proxy solicitor or public relations adviser for that purpose; (vii) form or join a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to the Company’s securities, other than with his own affiliates; or (viii) publicly request a waiver or amendment of the standstill provisions. The standstill is subject to customary exceptions, including for genuinely private discussions with the Company’s management, directors or other shareholders, the exercise by the Board Designees of their independent judgment and duties as directors, disclosures required by law, and communications with governmental authorities.

Voting Cap. If, at any time during the Standstill Period, the Subject Shareholder and his affiliates together beneficially own more than 24.99% of the outstanding ordinary shares (for any reason, including a reduction in the number of outstanding shares), they may not vote the shares in excess of that threshold at any general meeting, and any votes cast in respect of those excess shares will be disregarded, although such shares may be counted for purposes of a quorum.

Withdrawal of Shareholder Proposals; Voting Commitment. Under the Board Nomination Agreement, the Subject Shareholder’s submission dated October 31, 2026 requesting the addition of items to the agenda of the Meeting, including each proposal and director nomination contained in it, was irrevocably withdrawn upon the effectiveness of the Board Designees’ appointments and the change of Chairman, and the Subject Shareholder may not resubmit it or any similar proposal, nomination or request during the Standstill Period. The Subject Shareholder has also agreed to vote, and to cause his affiliates to vote, all ordinary shares held by them in favor of Proposal 2 (the reverse share split proposal) and the Authorized Share Capital Increase Proposal, as revised to provide for an increase of 200,000,000 ordinary shares, to a total authorized share capital of 350,000,000 ordinary shares (before giving effect to any reverse share split), at the Meeting and any adjournment or postponement thereof (or at any other general meeting during the Standstill Period at which either such proposal, or a substantially similar proposal, is presented), and not to oppose either such proposal. The Subject Shareholder will not be required to vote in favor of either proposal if it is amended to increase the authorized share capital beyond those amounts or to change the range of reverse split ratios set out in the Company’s proxy statement dated October 28, 2026. The Company agreed to issue revised proxy materials reflecting the revised Authorized Share Capital Increase Proposal and including a proposal to amend Article 49 of the Articles in the form attached to the Board Nomination Agreement.

Conditions to the Subject Shareholder’s Obligations. The Subject Shareholder’s standstill, voting and non-disparagement obligations are conditioned upon the Company’s compliance with its obligations to appoint the Board Designees (and any required replacement), to appoint a Board Designee to the Audit Committee and the Compensation Committee, to provide the Board Designees with the agreed compensation, indemnification and insurance arrangements, to limit the size of the Board to eight directors until the conclusion of the 2027 Annual Meeting, to appoint Mr. Erez Alroy as Chairman of the Board as described below, to issue revised proxy materials including the Article 49 amendment, to give the Subject Shareholder a reasonable opportunity to review and comment on its disclosure regarding the agreement, and to comply with its non-disparagement and non-circumvention covenants. If the Company commits a material breach of any of those obligations that is not cured within five business days after notice (or, for a breach relating to a scheduled general meeting or vote, by one business day before that event), the Subject Shareholder may elect that his obligations cease prospectively. The Subject Shareholder may not rely on that right in certain circumstances, including the departure of a Board Designee (if the Company complies with its replacement obligations) or Mr. Alroy ceasing to serve as Chairman for any reason following his appointment.

Transfers. The Board Nomination Agreement does not include a lock-up or otherwise restrict the Subject Shareholder’s ability to dispose of his ordinary shares, except that the Subject Shareholder and his affiliates may not transfer ordinary shares, or voting authority over them, for the purpose of avoiding their obligations under the agreement. A disposition of ordinary shares by the Subject Shareholder, including one that reduces his holdings below 5% of the outstanding ordinary shares, will not terminate or shorten the Standstill Period or his other obligations.

Non-Disparagement. During the Standstill Period, each of the Company and the Subject Shareholder has agreed not to publicly disparage the other party or its affiliates, officers, directors and certain other related persons, subject to customary exceptions, including for disclosures required by law, communications with governmental authorities and proportionate responses to public statements made in breach of that undertaking.

Term and Termination. The Board Nomination Agreement will terminate automatically at the end of the Standstill Period or, if earlier, upon the consummation of a change of control of the Company. Subject to the fall-away provisions described above, the Subject Shareholder’s replacement rights survive for each Board Designee’s seat through its original class term, without extending or reviving the standstill or voting obligations. A cessation of the Subject Shareholder’s obligations following a Company breach will not terminate the agreement or relieve the Company of its obligations. Termination does not affect any accrued liability.

Other Provisions. The Board Nomination Agreement also contains customary representations of the Subject Shareholder regarding his holdings and arrangements with respect to the Company’s securities and the absence of any compensation arrangements with the Board Designees, an undertaking by the Subject Shareholder to amend his Schedule 13D to describe the agreement, and an undertaking by each party to bear its own expenses (with no reimbursement of the Subject Shareholder’s expenses by the Company). The parties are entitled to specific performance and injunctive relief. The agreement is governed by Israeli law, and the competent courts in Tel Aviv-Jaffa, Israel have exclusive jurisdiction over disputes arising under it.

The foregoing description of the Board Nomination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Board Nomination Agreement, which is furnished as Exhibit 99.3 to this Form 6-K.

Undertaking by Director to the Subject Shareholder

In connection with the parties’ entry into the Board Nomination Agreement, Erez Meltzer, who will remain the Chief Executive Officer and a director of the Company following his resignation from the position of Chairman of the Board (as described below under “Appointment of New Directors; Change to Chairman of the Board”) separately entered into an undertaking— in his personal capacity as a director— in favor of the Subject Shareholder. In that undertaking, Mr. Meltzer agreed, that during the Standstill Period he would not appoint an alternate director to act in his place at a Board or committee meeting or discussion on a matter in which a personal interest prevents him from participating under the Companies Law, including any matter concerning his employment or engagement with the Company to which that restriction applies. The undertaking does not bind the Company or constitute part of, or a condition to, the Board Nomination Agreement.

Appointment of New Directors; Change to Chairman of the Board

As provided under the Board Nomination Agreement, on November 11, 2026, the Board appointed (i) Jonathan Samet as a Class I director of the Company for the remainder of the term expiring at the Company’s 2027 annual general meeting of shareholders, and (ii) Ariel Katz as a Class II director for the remainder of the term expiring at the Company’s 2028 annual general meeting of shareholders.

As further agreed under the Board Nomination Agreement, following the foregoing appointments, on November 11, 2026, Erez Meltzer resigned as the Company’s Chairman of the Board, and the Board elected Erez Alroy as the new Chairman. Mr. Meltzer continues to serve as Chief Executive Officer and a director of the Company.

Exhibits

Exhibit No.	Exhibit
99.1	Supplement, dated November 12, 2026, to Proxy Statement for Special General Meeting of Shareholders to be held on November 25, 2026
99.2	Revised Form of Proxy Card for Special General Meeting of Shareholders
99.3	Board Nomination Agreement, dated November 11, 2026, by and between the Company and Moshe Moalem

Incorporation by Reference

The information contained in this Form 6-K (including in the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-294302), as amended, and Form S-8 (File No. 333-248322).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD
(Registrant)

Date: November 12, 2026	By:	/s/ Erez Meltzer
		Name:	Erez Meltzer
		Title:	Chief Executive Officer